Exhibit 23.05

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NRG Energy, Inc.:

We consent to the use of our reports dated March 1, 2018 with respect to the consolidated balance sheets of NRG Energy, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive (loss)/income, cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule II, collectively, the “Consolidated Financial Statements”, and the effectiveness of internal control over financial reporting incorporated by reference herein on the registration statement on Form S-4 to register $870,000,000 of 5.75% Senior Notes due 2028  and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

September 24, 2018